June 25, 2019

David Cobb
Vice President - Chief Financial Officer
ARCBEST Corporation
8401 McClure Drive
Fort Smith, AR 72916

       Re: ARCBEST Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 000-19969

Dear Mr. Cobb:

        We have reviewed your April 23, 2019 response to our comment letter and have the following comment. Please respond to this comment within 10 business days or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our April 10,
2019 letter.

Form 10-K for the Year Ended December 31, 2018

Managements Discussion and Analysis of Financial Condition and Results of Operations
Asset-Light Operations
Net Revenues and Net Revenue Margin, page 52

1. Refer to your response to our prior comment 1. Your presentation of "net revenue"
       includes the adjustment for "purchased transportation" which subtracts certain operating expenses to arrive at a measure of revenue. We believe you have substituted individually tailored recognition and measurement methods for those of GAAP, and as such, "net revenue" may violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of staff's "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations and
       confirm that you will discontinue your presentation and discussion of net revenue and net revenue margin in future filings.
 David Cobb
ARCBEST Corporation
June 25, 2019
Page 2

       You may contact Doug Jones at 202-551-3309 or Andrew Mew at 202-551-3377 if you have questions.



FirstName LastNameDavid Cobb                          Sincerely,
Comapany NameARCBEST Corporation
                                                      Division of Corporation
Finance
June 25, 2019 Page 2                                  Office of Transportation
and Leisure
FirstName LastName